Exhibit 99.1

Draganfly Appoints Colonel (Ret’d) Kevin Leblond to Lead Canadian Defence and Security Initiatives

Former Royal Canadian Air Force senior leader brings 29 years of operational, NORAD, NATO and unmanned systems experience to Draganfly’s growing Canadian defence business

Ottawa, ON, September 9, 2026 — Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading developer of drone solutions and systems, today announced the appointment of Colonel (Ret’d) Kevin Leblond as Vice-President, Canadian Defence and Security, where he will lead the Company’s Canadian military initiatives.

Leblond joins Draganfly following 29 years of service with the Royal Canadian Air Force, bringing extensive experience across unmanned systems, continental defence, defence procurement, NATO, and joint coalition operations.

His operational experience includes serving as Battle Director at the Combined Air Operations Centre with U.S. Central Command in Qatar, where he helped direct coalition air operations across the Middle East, including integrated air defence, counter-UAS and UAS/ISR employment.

Leblond also served in the Strategic Joint Staff and was responsible for Canadian joint operations in Europe and Ukraine and spent four years with the Canadian Delegation to NATO in Brussels as Canada’s lead defence negotiator across defence policy, capability and burden-sharing files.

Most recently, Leblond served as Director of the NORAD Office in Ottawa providing leadership on NORAD operations, planning and continental defence modernization, including airspace surveillance, sensor integration and emerging domain awareness.

“Kevin brings a rare combination of operational credibility, strategic defence experience and a firsthand understanding of how military requirements move into procurement and deployment,” said Cameron Chell, CEO of Draganfly. “Canada is entering an important period of defence modernization, particularly in unmanned systems, domain awareness and autonomous capabilities. Kevin’s experience and leadership significantly strengthen our ability to support those requirements.”

As Commanding Officer of 443 Maritime Helicopter Squadron, Leblond led more than 300 personnel and was responsible for the readiness and operations of Canada’s frontline maritime helicopter force in direct support of the Canadian Armed Forces Pacific Fleet. He also holds Government of Canada Project Director and Project Manager qualifications and has direct experience with capability development, requirements definition, and major equipment acquisition.

“Canada and its allies are adapting quickly to a security environment where unmanned systems, autonomy, ISR and counter-UAS capabilities are increasingly central to operations,” said Leblond. “Draganfly has the technology, Canadian heritage and ability to move quickly that are increasingly important in this environment. I am excited to help expand the Company’s role in supporting Canada and its allies.”

Leblond holds a Master of Science in Leadership and Management from the University of Portsmouth, a Master of Defence Studies and a Bachelor of Arts from the Royal Military College of Canada. He has received commendations from the Minister of National Defence, the Chief of the Defence Staff, and Commander Canadian Joint Operations Command.

The appointment strengthens Draganfly’s Canadian defence leadership as the Company expands its engagement with the Canadian Armed Forces, Department of National Defence, defence industry partners and allied governments.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is a leader in cutting-edge drone solutions and software that are transforming industries and serving stakeholders globally. Recognized for innovation and excellence for over 25 years, Draganfly delivers award-winning technology to the public safety, civil, military, agriculture, industrial inspection, security, mapping, and surveying markets. The Company is driven by passion, ingenuity, and a mission to provide efficient solutions and first-class services to customers worldwide, saving time, money, and lives.

For more information, visit www.draganfly.com.

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Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

Email: info@draganfly.com